GMX RESOURCES INC.
9400 N. Broadway, Suite 600
Oklahoma City, Oklahoma 73114
May 28, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington D.C. 20549-3628
Attn: Mr. H. Roger Schwall
Re:	GMX Resources Inc.; Commission File No. 333-150359, Registration Statement on Form S-3 filed on April 21, 2008
Gentlemen:
     We hereby request that the effective date of the above registration statement be accelerated to June 2, 2008. The Company hereby acknowledges:
     (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, the Company is aware that the Division of Enforcement has access to all information we have provided to the staff of the Division of Corporation Finance in connection with this filing.

Very truly yours,
/s/ James A. Merrill
James A. Merrill
Chief Financial Officer